UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

GLU MOBILE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

379890106
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379890106	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Red River Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,500,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.39%*
14	TYPE OF REPORTING PERSON CO

______________

* Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 120,333,919 shares of Common Stock, par value $0.0001 per share, outstanding as of April 29, 2015, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2015.

CUSIP No. 379890106	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,500,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.39%*
14	TYPE OF REPORTING PERSON CO

CUSIP No. 379890106	SCHEDULE 13D	Page 4 of 9

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the Common Stock”) of Glu Mobile Inc., a company incorporated under the laws of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 500 Howard Street, Suite 300, San Francisco, California.

Item 2. Identity and Background

(a) - (c), (f) This Statement is being filed by:

(i) Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii) Red River Investment Limited, a British Virgin Islands company and a direct wholly-owned subsidiary of Tencent (“Red River”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement filed herewith as Exhibit 1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of the principal offices of both Tencent and Red River is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Red River is a direct wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent and Red River, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3. Source and Amount of Funds or Other Consideration

On April 29, 2015, Red River agreed to acquire 21,000,000 shares of Common Stock (the “Shares”) from the Issuer for a purchase price of $6.00 per Share pursuant to a purchase agreement dated April 29, 2015 by and among the Issuer, Red River and Tencent (the “Purchase Agreement”). On April 29, 2015, the Issuer issued 12,500,000 of such Shares to Red River in exchange for $75 million in cash (the “First Closing Purchase Price”).

Red River used funds from an affiliate, which is a wholly-owned subsidiary of Tencent, to pay the First Closing Purchase Price.

Item 4. Purpose of Transaction

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of the Shares by Red River pursuant to the Purchase Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 10.39% of the total Common Stock outstanding on April 29, 2015, and received the right to appoint one director on the board of directors of the Issuer (the “Board”).

The Reporting Persons acquired the Shares for investment purposes and in connection with the transactions

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contemplated under the Purchase Agreement. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the certificate of incorporation and bylaws of the Issuer, as amended. as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the Board, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, market conditions and general economic and industry conditions), and subject to certain restrictions and limitations included in the transaction documents described in Item 6 below, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or other financial instruments of or related to the Issuer or selling some or all of their beneficial holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as set forth in this Statement or in the transaction documents described under Item 6 below, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any person named in Appendix A hereto has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5. Interest in Securities of the Issuer

(a) - (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 12,500,000 shares of Common Stock.

Based on a total of 120,333,919 shares of Common Stock outstanding as of April 29, 2015, as disclosed in the Issuer’s Current Report on Form 8-K filed on April 29, 2015, which includes 12,500,000 shares of Common Stock newly issued by the Issuer to Red River under the Purchase Agreement, the Reporting Persons beneficially held approximately 10.39% of the total shares of Common Stock outstanding on April 29, 2015.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any shares of Common Stock.

(c) Except as described in Item 3 above or Item 6 below (each of which are incorporated into this Item 5(c) by reference), there have been no transactions in the Common Stock by the Reporting Persons during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions in the Common Stock by any of the persons identified in Appendix A hereto during the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement

Pursuant to the Purchase Agreement, the Issuer agreed to issue the Shares to Red River in a private placement at a purchase price of $6.00 per Share, for aggregate proceeds of $126 million (the “Offering”).  The Issuer issued 12,500,000 of the Shares to Red River on April 29, 2015 (the “Initial Closing”) and will issue the remaining 8,500,000 Shares at a second closing following the expiration or termination of the waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 applicable to the Offering.  The Purchase Agreement also contains a lock-up provision that restricts Tencent and its controlled Affiliates (as defined in the Purchase Agreement), including Red River, from selling any of the Shares for a period of 18 months following the Initial Closing.

The foregoing description of the Purchase Agreement does not purport to be a complete description of the terms thereof

CUSIP No. 379890106	SCHEDULE 13D	Page 6 of 9

and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.04 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 29, 2015, and which is included herein as Exhibit 2 hereto and incorporated herein by reference.

Voting and Standstill Agreement

In connection with the Offering, the Issuer, Tencent and Red River entered into a Voting and Standstill Agreement (the “Voting Agreement”), pursuant to which the Issuer agreed to cause Xiaoyi (“Steven”) Ma, Senior Vice President of Tencent, to be elected and appointed as a new member of its Board of Directors (“Board”) as a Class I director, and to subsequently nominate for future director elections Mr. Ma or his successor as the Tencent Designee (as defined in the Voting Agreement).

Tencent will continue to have a right to appoint one member to the Board so long as (1) Tencent and its controlled Affiliates, including Red River (“Tencent Group”), continue to hold a net long ownership position of at least 5% of the Issuer’s outstanding shares (the “Rights Minimum”) and (2) Tencent or the Tencent Designee, as applicable, does not fail to cure or cause the cure of, within 30 days following Tencent’s receipt of written notice by the Issuer, any material breach of any material obligation of Tencent or the Tencent Designee under the Voting Agreement or a separate confidentiality agreement between the parties related to confidentiality and use limitations for information Mr. Ma (or a subsequent Tencent Designee) obtains by virtue of serving on the Board.

Pursuant to the Voting Agreement, Tencent has agreed to vote all shares of the Issuer’s Common Stock held by Tencent Group that it is entitled to vote at any meeting of stockholders of the Issuer in favor of:

—	certain corporate matters specified in the Voting Agreement if the matter has been recommended by a majority of the Issuer’s Board that includes at least 50% of the Board’s non‑executive directors (a “Majority Recommendation”) and
—	any matter for which the Tencent Designee votes in favor and for which the Board has also provided a recommendation to vote in favor (collectively, the “Voting Restrictions”).

In addition, Tencent Group has agreed that for any matter that has received a Majority Recommendation, to the extent Tencent Group has beneficial ownership in excess of 20% of the Issuer’s outstanding Common Stock, it will vote such shares of the Issuer’s Common Stock in excess of 20% in accordance with such Majority Recommendation (the “Voting Limit”).

The Voting Limit terminates upon (1) a third party acquiring more than 20% of the outstanding Common Stock of the Issuer, provided that if such holder’s ownership thereafter falls to 20% or lower, the Voting Limit will again be in effect; and (2) the eighth anniversary following the Initial Closing.  Both the Voting Restrictions and the Voting Limit terminate (1) the extent to which, following Negotiated Transaction Discussions (as defined in the Voting Agreement), the Board, approves a transaction whereby Tencent and its controlled Affiliates collectively have economic beneficial ownership equal to at least 50% of the total Common Stock of the Issuer then outstanding, or (2) if Tencent no longer has a designee on, or the right to appoint a designee to, the Issuer’s Board.

Tencent also agreed, subject to certain exceptions, including engaging in Negotiated Transactions (as defined in the Voting Agreement) and mutually agreed commercial transactions with the Issuer, that it and its controlled affiliates will not, unless approved by a majority of the disinterested members of the Board, directly or indirectly, alone or in concert with others:

—	own in excess of 25% of the Issuer’s Common Stock;
—	acquire any material assets, indebtedness or businesses of the Issuer or any of its controlled affiliates;
—	propose or engage in any tender or exchange offer, merger, consolidation, acquisition, or other business combination, involving the Issuer or any of its controlled affiliates or significant assets of the Issuer or any of its controlled affiliates (provided that Tencent will not be restricted from tendering securities into any tender offer or exchange offer);
—	propose or engage in any recapitalization, restructuring, reorganization, liquidation, dissolution or other similar extraordinary transaction involving the Issuer or any of its controlled affiliates or any of their respective securities;
—	make, participate in or intentionally encourage any solicitation of proxies or consents;
—	intentionally seek representation on or to control the management, Board or policies of the Issuer or to obtain representation on the Board;
—	propose any matter to be voted upon by the stockholders of the Issuer;

CUSIP No. 379890106	SCHEDULE 13D	Page 7 of 9

—	form or participate in any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act of 1934, as amended (“Exchange Act”)) with respect to any material or significant securities or assets of the Issuer for purposes of the foregoing;
—	take any action that would or would reasonably be expected to force the Issuer to make a public announcement regarding any of the types of matters set forth above; or
—	intentionally enter into any formal or informal discussions or arrangements with any third party, other than discussions or arrangements with representatives of Tencent or arrangements with Tencent’s controlled affiliates, for the purpose of any of the foregoing.

These standstill provisions will be suspended upon (1) the Issuer entering into an agreement providing for (a) the Acquisition (as defined in the Voting Agreement) of the Issuer including by stock purchase, merger or the acquisition and/or license of all or substantially all of the Issuer assets and/or intellectual property or (b) the acquisition of, including by way of tender offer or otherwise, beneficial ownership representing a majority of the voting power of the Issuer or (2) a third party acquiring and holding more than 25% of the outstanding Common Stock of the Issuer and will terminate upon the earlier to occur of (a) the completion of a Competing Transaction (as defined in the Voting Agreement), (b) Tencent no longer holding the Rights Minimum or (c) the eighth anniversary following the Initial Closing.

In addition, pursuant to the Voting Agreement, the Issuer has agreed not to enter into any agreement with a third party in furtherance of an Acquisition (as defined in the Voting Agreement) that would preclude the ability of the Issuer to conduct discussions or negotiations or reach an agreement with Tencent Group until after a five business day waiting period following the Issuer’s delivery of a written notice to Tencent, stating the Issuer is contemplating a potential Acquisition, provided that such notice need not state the name of any potential party to such Acquisition, any of the terms or any other aspect thereof or whether there are more than one such Acquisitions being considered (“ROFN Notice”).  The Issuer further agreed that if, after the expiration of the aforementioned five business day waiting period, the Issuer enters into an Acquisition agreement with a third party, no such Acquisition agreement will preclude the ability of the Board to consider a bona fide, written and unsolicited Proposal (as defined in the Voting Agreement) from Tencent Group or any other third party that may be superior to the terms in such definitive agreement, and to change its recommendation with respect thereto following such consideration, to the extent required by Delaware law.  During the five-day waiting period, if requested by Tencent, the Issuer has agreed to negotiate in good faith with Tencent regarding a potential Acquisition involving Tencent Group and the Issuer.  During this five-day waiting period, the Issuer may negotiate with any other third party.  Following this five-day waiting period, the Issuer will have no further obligation to provide a ROFN Notice to Tencent with respect to any third party for a period of 180 days commencing the day following the end of the five-day waiting period.

The requirement that the Issuer provide ROFN Notices terminates upon the earlier of (1) the consummation of an Acquisition of the Issuer, (2) the date Tencent no longer has a designee on, or the right to appoint a designee to, the Issuer’s Board and (3) the eighth anniversary following the Initial Closing.

The foregoing description of the Voting Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.05 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 29, 2015, and which is included herein as Exhibit 3 hereto and incorporated herein by reference.

 Registration Rights Agreement

The Issuer, Tencent and Red River entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement (the “Registration Statement”) with the SEC within 45 days of any request made by Red River at any time following the date that is six months from the Initial Closing and to use all reasonable efforts to have the Registration Statement declared effective by the SEC within 120 days after such request.  The Registration Rights Agreement also granted Red River customary piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 4.01 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 29, 2015, and which is included herein as Exhibit 4 hereto and incorporated herein by reference.

CUSIP No. 379890106	SCHEDULE 13D	Page 8 of 9

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated May 11, 2015, between Red River Investment Limited and Tencent Holdings Limited

Exhibit 2:
Purchase Agreement, dated April 29, 2015, among Glu Mobile Inc., Red River Investment Limited and Tencent Holdings Limited (filed as Exhibit 99.04 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2015).

Exhibit 3:
Voting Agreement, dated April 29, 2015, among Glu Mobile Inc., Red River Investment Limited and Tencent Holdings Limited (filed as Exhibit 99.05 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2015).

Exhibit 4:
Registration Rights Agreement, dated April 29, 2015, among Glu Mobile Inc., Red River Investment Limited and Tencent Holdings Limited (filed as Exhibit 4.01 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2015).

CUSIP No. 379890106	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2015

RED RIVER INVESTMENT LIMITED

By:	/s/ Lau Chi Ping, Martin
	Name:	Lau Chi Ping, Martin
	Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping, Martin
	Name:	Lau Chi Ping, Martin
	Title:	President

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF RED RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Red River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Red River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

 EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
David A.M. Wallerstein	United States of America	Chief Exploration Officer
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer